Filed by Hecla Mining Company pursuant to

Rule 425 under the Securities Act

of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities

Act of 1934

Subject Company:

Independence Lead Mines Company

Registration Statement No. 333-130682

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTORS ARE URGED TO READ HECLA MINING COMPANY’S REGISTRATION STATEMENT (THE “REGISTRATION STATEMENT”) ON FORM S-4 (REGISTRATION STATEMENT NO. 333-130682) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON DECEMBER 23, 2005, THE RELATED PROSPECTUS FILED WITH THE SEC ON JANUARY 25, 2006, POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT FILED WITH THE SEC ON DECEMBER 7, 2006, AND THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH HECLA’S PROPOSED ACQUISITION OF ILM WHEN IT IS FILED WITH THE SEC, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All of the aforementioned documents, except for the proxy/prospectus and any other related documents that have not yet been filed with the SEC, may currently be obtained free of charge at the website maintained by the SEC at http://www.sec.gov or from Hecla at our website (http://www.hecla-mining.com), or by directing a written request to Hecla Mining Company, Investor Relations, 6500 North Mineral Drive Suite 200, Coeur D’Alene, Idaho 83815-9408. After the proxy/prospectus and any other related documents have been filed, you may obtain those documents free of charge at the website maintained by the SEC at http://www.sec.gov or from Hecla.

Hecla and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ILM with respect to the transactions contemplated by the Asset Purchase Agreement. Information regarding Hecla’s directors and executive officers is included in Hecla’s Annual Report on Form 10-K for its 2007 fiscal year, which was filed with the SEC on February 29, 2008. Additional information regarding Hecla will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

The Asset Purchase Agreement for Hecla’s acquisition of ILM was filed by Hecla as Exhibit 2.2 to its Form 8-K filed on February 19, 2008 and is incorporated by reference into this filing.

Contact Vicki Veltkamp, vice president – investor and public relations, 208/769-4128 6500 N Mineral Drive, Suite 200 • Coeur d'Alene, Idaho 83815-9408 • 208/769-4100 • FAX 208/769-7612	1

THE FOLLOWING IS A PORTION OF HECLA’S 2007 YEAR-END EARNINGS NEWS RELEASE WHICH WAS ISSUED ON FEBRUARY 21, 2008.

NEWS RELEASE

HECLA REPORTS HIGHEST REVENUE AND CASH FLOW IN 117-YEAR

HISTORY: RECORD LOW SILVER CASH COSTS

For the Period Ended December 31, 2007

For Release: February 21, 2008

COEUR D’ALENE, IDAHO -- Hecla Mining Company (HL:NYSE) today reported 2007 income applicable to common shareholders of $52.2 million, or 43 cents per common share, on revenue of $222.6 million. This compares to 2006 income of $68.6 million, or 57 cents per common share, on revenue of $218.9 million. Revenue and cash provided by operations for 2007 set record highs for Hecla. Earnings in 2007 were at their second-highest levels in the company’s 117-year history, just behind 2006 results, despite a significant reduction in gold production from the La Camorra unit as mining transitioned to a single deposit. Hecla’s average total cash cost for silver in 2007 was the lowest on record, at negative $2.81 per ounce, after by-product credits. The 2007 financial results included a non-cash charge in the second quarter of $46 million for environmental accruals, offset by a gain of $63 million on the sale of the Hollister Development Block. In 2006, earnings were positively impacted by a gain of $41 million on sales of investments and other assets.

. . .

Hecla also announced last week that it has signed an agreement to acquire substantially all of the assets of Independence Lead Mines Company (ILM), located in northern Idaho’s Silver Valley. ILM’s assets include the West Independence property and ILM’s claims pertaining to the DIA agreement, which included a future 18.5% royalty obligation to ILM once all development and capital costs related to the Lucky Friday Expansion Area had been recouped. The transaction is subject to approval by shareholders of ILM. Baker said, “This transaction not only guarantees that Hecla will receive 100% of the future profits of the Lucky Friday mine, but also helps to consolidate our land position in the Silver Valley.” In exchange for the assets, Hecla will distribute 6,936,884 of its common shares to ILM shareholders. The transaction is expected to close in the second quarter. (See Hecla Mining Company news release dated February 13, 2008, for more details.)

. . .

Contact Vicki Veltkamp, vice president – investor and public relations, 208/769-4128 6500 N Mineral Drive, Suite 200 • Coeur d'Alene, Idaho 83815-9408 • 208/769-4100 • FAX 208/769-7612	2

Hecla Mining Company, headquartered in Coeur d’Alene, Idaho, mines, processes and explores for silver and gold in the United States, Venezuela and Mexico. A 117-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold. Hecla’s common and preferred shares are traded on the New York Stock Exchange under the symbols HL, HL-PrB and HL-PrC.

Statements made which are not historical facts, such as anticipated payments, litigation outcome, production, sales of assets, exploration results and plans, costs, and prices or sales performance are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production and costs, exploration risks and results, political risks, project development risks, labor issues and ability to raise financing. Refer to the company’s Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “resource,” “reserve,” “inferred resource,” and “mineralized material” that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-K, and they are included herein as furnished not filed. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Hecla Mining Company news releases can be accessed on the

Internet at: http://www.hecla-mining.com

Contact Vicki Veltkamp, vice president – investor and public relations, 208/769-4128 6500 N Mineral Drive, Suite 200 • Coeur d'Alene, Idaho 83815-9408 • 208/769-4100 • FAX 208/769-7612	3